

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 14, 2009

Mr. Stanton C. Heintz
Chief Financial Officer
Carbiz Inc.
7115 16th Street East, Suite 105
Sarasota, FL 34243

> **Re:** **Carbiz Inc.**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed April 30, 2008**
>
> **Form 10-Q for the Quarterly Periods Ended April 30, July 31,**
> **and October 31, 2008**
> **File No. 000-52209**

Dear Mr. Heintz:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended January 31, 2009

Management's Discussion and Analysis or Plan of Operation, page 22

1.   We note approximately 82 percent of your total assets are comprised of notes
        receivable related to your auto sales financing. In this regard, please expand your
        discussion to disclose the following:

        *   average amount of loans receivable during the period, the interest earned
                on such amount, and the average yield

        *   the average effective rate paid on related debt to finance the notes
                receivable.

2.   It is not evident how your current cash flow from operations and cash on hand
        were expected to be sufficient to fund your operations until January 2009 as
        disclosed on page 33 given your cash of approximately $1.1 million on January
        31, 2008 and your use of cash in operating activities of $3.6 million. Please tell us
        and disclose the amount of availability under your financing agreements and other
        factors considered in expecting you would be able to fund your operations for the
        next twelve months and expand your disclosure accordingly in future filings.

Note 1. Description of Business and Summary of Accounting Policies, page 41

Revenue Recognition
(4) Used vehicle sales, page 46

3.   We note your disclosure that you recognize revenues on the sale of the
        automobiles at the time vehicles are delivered to the customer and title has passed.
        We also note that you provide 100% of the financing to the customer and that
        your target customers are people who have poor or badly impaired credit
        histories. In this regard, advise us how you consider these factors in determining
        the collectability of the sales amounts is reasonably assured and that recording
        them as revenues is appropriate under GAAP upon the sales. Refer to SAB 104.

Accounts and notes receivable, page 42

4.   Please revise your disclosure to clarify the time frame and sequence in which
        accounts are determined to be troubled and written off. For example, please
        indicate the number of past due payments or months considered severely

> delinquent. Clarify when the statutory notice period for repossessed accounts begins, that is, when the vehicle is repossessed or notice is made to the customer where you are unable to repossess the automobile. Also, please clarify whether accounts held in repossession are included in active accounts, have been written off during the year, or are included in your allowance for credit losses.

5.   We note accounts are approximately 90 days past due at the time of write-off. Please expand your tabular presentation on page 43 to disclose the amount of accounts receivable past due 90 days or more and those still accruing interests in this category.

6.   Please disclose how you determine the fair value of repossessed automobiles the amount of which reduces your write off of the finance receivable.   In addition, please expand your disclosure to indicate the disposition of automobiles repossessed, that is, if the inventory repossessed is added to your inventory at the fair value amount determined.

7.   Please disclose your accounting policy for costs associated with your origination of loans. See SFAS 91.

Note 2. Accounts Receivable and Notes Receivable, , page 48

8.   Please expand your disclosure in the table of activity in the allowance for doubtful accounts to disclose the gross finance receivable written off, the fair value of repossessed automobiles charged as a reduction of the receivable and the amount of recoveries credited to the allowance.

Note 11. Line of Credit and Term Loan Financing, page 57

9.   Please clearly disclose whether or not you were in violation of your financial covenants at January 31, 2008 and received a waiver from your lender until May 15, 2008. Further, please tell us what consideration was given to classifying related debt obligations as current on the face of your balance sheet at January 31, 2008.

Item 8A (T) Controls and Procedures, page 72

10.   We note your disclosure that there were no significant changes in your internal controls over financial reporting during the quarter ended January 31, 2008. Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were any changes in your internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

11.   Continuing difficulties in the housing, financial and credit markets along with
        unemployment have focused on the negative impact these uncertainties have had
        on consumer spending and lending currently and in future periods. Expand your
        disclosure to provide an overview of how you anticipate the current economic
        environment will affect your results of operations or your liquidity decreasing or
        increasing in any material way in the future. Discuss any specific business trends
        occurring in 2008 you believe will continue to have an impact in future periods.
        In doing do, please provide additional information about the quality and viability
        of your earnings and cash flows so that investors can ascertain the likelihood of
        the extent past performance is indicative of future performance. In addition,
        please discuss in reasonable detail economic or industry-wide factors relevant to
        your company; and, material opportunities, challenges and risks in short and long
        term and the actions you are taking to address them. See Item 303(a)(1)(2)(3) of
        Regulation S-K. Also, for further guidance please refer to Interpretative Release
        Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR.
Please understand that we may have additional comments after reviewing your responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
     filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief